UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of October 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated October 8, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: /s/ Yaniv Baram
Name: Yaniv Baram
Title: Corporate Secretary

Dated: October 8, 2007

EXHIBIT INDEX

Exhibit No.	Description

1.	Press Release dated October 8, 2007.

Exhibit 1

ELBIT SYSTEMS' SUBSIDIARY, TALLA -TECH , ANNOUNCES $14.4M IN CONTRACT AWARDS ON MULTIPLE PROGRAMS FOR THE U.S. DEPARTMENT OF DEFENSE

Haifa,Israel, October 8 2007 – Elbit Systems Ltd.(NASDAQ:ESLT) announced that its indirect wholly-owned U.S. subsidiary, Tallahassee Technologies, Inc. (Talla-Tech), received $14.4 in contract awards on multiple programs for the Department of Defense for Talla-Tech’s RPDA-57 and Tacter 31-M products.

The RPDA-57 is the 5th generation in a family of reliable multi-function military Rugged-Personal Data Assistant computers designed to deliver real-time data to harsh combat environments. The RPDA-57 features a powerful Intel 520 MHz PXA-270 processor running on a 400Mhz processor bus, 128MB RAM and 64MB ROM in both a Wireless and Non-Wireless configuration. The RPDA-57’s unique modular design can be configured for options such as PC Card Slots, Tactical Modem Protocols and GPS which supports multiple mission profiles.

The Tacter-31M, handheld or vehicle mounted, is a multipurpose rugged computer designed to serve all combat echelons in the modern battlefield. The Tacter 31M’s embedded communications utilize today’s protocols, such as the MIL-STD 188-220, making the terminal a critical building block for any C4I system. The Tacter 31M supports simultaneous connectivity for two independent tactical radio nets, as well as LANs and other nets. The Tacter-31M has an optional GPS receiver, offering the solidier vital navigation and mapping capabilities. The Tacter-31M is a mission-proven command and control platform that has become the system of choice for the US Army and Marine Corps.

About Elbit Systems Ltd.:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact: Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications	IR Contact: Ehud Helft / Kenny Green
Elbit Systems Ltd.	G.K. Investor Relations
Tel: +972-4-8316663	Tel: 1-646-201-0246
Fax: +972-4-8316944	Fax: + 972-3-6074711
E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	E-mail: info@gkir.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or companies in the Elbit Systems Group, to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Elbit Systems Group operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. Elbit Systems does not undertake to update its forward-looking statements.